# SEC Schedule 13D/A (Amendment No. 41) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TOP SHIPS INC., CIK 0001296484
CUSIP: Y8897Y230
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Iouliou Kaisara Str, Paiania, Athens, Greece (J3), 19002
Date of event which requires filing of this statement: 05/05/2026
Amends the filing with accession number 0001171843-21-006136
Filed by CIK 0001786648
Persons authorized to receive notices and communications: Pinelopi Athanasia Platsouka, 11 Kanari Street, Athens, Greece (J3), 106 71, 30 210 364 0030

## Reporting persons
- Family Trading Inc. (CIK 0001786648): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,930,718; sole dispositive power 0; shared dispositive power 2,930,718; aggregate amount beneficially owned 2,930,718 (52.98% of the class)
  Comment: Note to row 13: See Item 5(a).
- 3 Sororibus Trust: type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,930,718; sole dispositive power 0; shared dispositive power 2,930,718; aggregate amount beneficially owned 2,930,718 (52.98% of the class)
  Comment: Note to rows 8, 10 and 11: 3 Sororibus Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, the President, Chief Executive Officer and Director of the Issuer. 3 Sororibus Trust is the sole shareholder of Family Trading Inc., a Marshall Islands corporation and may be deemed to beneficially own all of the Common Shares beneficially owned by Family Trading, Inc.
  
  Note to rows 8, 10 and 11: Includes 2,930,718 Common Shares held by Family Trading Inc.
  
  Note to row 13: See Item 5(a).
- Evangelos J. Pistiolis: type of reporting person: other (OO); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 440,711; shared voting power 0; sole dispositive power 440,711; shared dispositive power 0; aggregate amount beneficially owned 440,711 (7.97% of the class)
  Comment: Note to row 13: See Item 5(a).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TOP SHIPS INC.
Address of issuer's principal executive offices: 20 Iouliou Kaisara Str, Paiania, Athens, Greece (J3), 19002
Comment:
Explanatory Note: This Amendment No. 41 (this "Amendment No. 41") amends and supplements the Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the "Commission") by Mr. Evangelos J. Pistiolis, Family Trading Inc. ("Family Trading") and 3 Sororibus Trust (the "Trust") on April 1, 2026 (as amended, the "Schedule 13D"). This Amendment No. 41 is being filed on behalf of Mr. Evangelos J. Pistiolis, Family Trading and 3 Sororibus Trust (collectively, the "Reporting Persons"). This Amendment No. 41 is being filed to reflect a decrease in beneficial ownership of Common Shares (as defined in Item 1) by the Reporting Persons as a result of the issuance of 101,627 Common Shares by the Issuer (as defined in Item 1) from April 7, 2026 through May 5, 2026 pursuant to sales completed under the equity distribution agreement dated May 24, 2024 between the Issuer and Maxim Group LLC (the "ATM").

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on April 1, 2026.

Item 1. Security and Issuer

This Amendment No. 41 is being filed with respect to the shares of common stock, par value $0.01 per share (the "Common Shares") of TOP Ships Inc., a corporation incorporated in the Marshall Islands (the "Issuer").

The address of the principal executive offices of the Issuer is:

20 Iouliou Kaisara Str
19002 Paiania, Athens
Greece

## Item 2. Identity and Background
Name of person filing: The business address of the Trust is Giagkou Tornariti 8, 3035 Limassol, Cyprus. The Trust is an irrevocable trust established under the laws of Cyprus for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. Alexandros Economou is the trustee (the "Trustee") of the Trust. The Trust is the sole shareholder of Family Trading. Except as set forth herein, there are no material changes to this Item 2 from the Schedule 13D/A filed by the Reporting Persons with the Commission on April 1, 2026.
Residence or business address: Item 2(a) of this Amendment No. 41 is incorporated by reference into this Item 2(b).
Present principal occupation or employment: Item 2(a) of this Amendment No. 41 is incorporated by reference into this Item 2(c).
Criminal convictions in the last five years: To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: Item 2(d) of this Amendment No. 41 is incorporated by reference into this Item 2(e).
Citizenship: Item 2(a) of this Amendment No. 41 is incorporated by reference into this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment No. 41 is being filed to reflect a decrease in beneficial ownership of Common Shares by the Reporting Persons as a result of the issuance of 101,627 Common Shares by the Issuer from April 7, 2026 through May 5, 2026, pursuant to sales completed under the ATM.

Except as set forth herein, there are no material changes to this Item 3 from the Schedule 13D/A filed by the Reporting Persons with the Commission on April 1, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to information received from the Issuer, as of May 5, 2026, there were 5,532,146 Common Shares issued and outstanding.

Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 2,930,718 Common Shares, representing approximately 52.98% of the outstanding Common Shares. This percentage ownership is based on 5,532,146 Common Shares issued and outstanding as of May 5, 2026. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,930,718 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,930,718 Common Shares.

The Trust may be deemed to beneficially own 2,930,718 Common Shares, representing approximately 52.98% of the outstanding Common Shares. This percentage ownership is based on 5,532,146 Common Shares issued and outstanding as of May 5, 2026. The Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,930,718 Common Shares. The Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,930,718 Common Shares.

Voting and disposition of the Common Shares held by the Trust requires the approval of the Trustee of the Trust.

Mr. Evangelos J. Pistiolis may be deemed to beneficially own 440,711 Common Shares, representing approximately 7.97% of the outstanding Common Shares. This percentage ownership is based on 5,532,146 Common Shares issued and outstanding as of May 5, 2026. Mr. Evangelos J. Pistiolis has the sole power to vote or direct the vote of 440,711 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Mr. Evangelos J. Pistiolis has the sole power to dispose or direct the disposition of 440,711 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

Except as described above, to the best knowledge of the Reporting Persons, no other Common Shares are beneficially owned by the persons named in response to Item 2.

If the Reporting Persons were deemed to have formed a Section 13(d) group, such group would be deemed to beneficially own an aggregate of 3,371,429 Common Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 60.95% of the issued and outstanding Common Shares and represent approximately 60.95% of the total voting power of the issued and outstanding Common Shares as of May 5, 2026. This percentage ownership is based on 5,532,146 Common Shares issued and outstanding as of May 5, 2026. In no case do any of the Reporting Persons have or share voting or investment power with respect to the entirety of that number of Common Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold Common Shares, reported on this Schedule 13D) is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a "group."
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Amendment No. 41 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except for those transactions described herein (see Item 3), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons named in response to Item 2 during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated in its entirety to read as follows:

Series D Preferred Stock

On May 8, 2017, the Issuer issued 100,000 shares of Series D Preferred Stock to Tankers Family Inc., a corporation all of whose outstanding common shares are owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. The voting power of each share of Series D Preferred Stock and the number of shares of Series D Preferred Stock outstanding are not otherwise subject to adjustment, including in the event of a stock dividend payable on the Issuer's Common Shares or a subdivision or combination of the Issuer's outstanding Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares and have no dividend or other economic rights.

Series G Preferred Stock

On March 31, 2026, the Issuer issued 14,000 shares of Series G Preferred Stock to Central Mare Inc., an affiliate of the family of Mr. Evangelos J. Pistiolis. One share of Series G Preferred Stock has the voting power of 1,000 Common Shares, provided that no holder of shares of Series G Preferred Stock may exercise voting rights pursuant to the shares of Series G Preferred Stock that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of shares of Series G Preferred Stock, Common Shares or otherwise) to exceed 19.99% of the total number of votes eligible to be cast on any matter submitted to a vote of the Issuer's shareholders. The voting power of each share of Series G Preferred Stock and the number of shares of Series G Preferred Stock outstanding are not otherwise subject to adjustment, including in the event of a stock dividend payable on the Issuer's Common Shares or a subdivision or combination of the Issuer's outstanding Common Shares. The Issuer has the right, at any time and from time to time, subject to certain conditions, to convert in whole or in part the shares of Series G Preferred Stock into Common Shares at the conversion rate then in effect.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Undertaking (incorporated by reference to Exhibit A of Amendment No. 39 to Schedule 13D previously filed with the Commission on February 14, 2024).

Exhibit 2 Statement of Designation of Rights, Preferences and Privileges of Series G Perpetual Convertible Preferred Shares of TOP Ships Inc. (incorporated by reference to Exhibit 2.8 of the Issuer's Annual Report on Form 20-F, filed with the Commission on April 1, 2026).

## Signatures
- Family Trading Inc.: /s/ Pinelopi Athanasia Platsouka, Vice-president/Director (05/05/2026)
- 3 Sororibus Trust: /s/ Alexandros Economou, Trustee (05/05/2026)
- Evangelos J. Pistiolis: /s/ Evangelos J. Pistiolis, Evangelos J. Pistiolis (05/05/2026)